Constellation Alpha Capital Corp.

Emerald View, Suite 400

2054 Vista Parkway

West Palm Beach, FL 33411

VIA EDGAR

August 7, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Craig Arakawa
Linda Cvrkel
Pam Howell
Michael Killoy

Re:	Constellation Alpha Capital Corp.

Acceleration Request for Registration Statement on Form S-4

File No. 333-232181

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Constellation Alpha Capital Corp. (the “Company”) hereby respectfully requests that the effective date of the above-referenced registration statement, as amended (the “Registration Statement”) be accelerated to Wednesday, August 7, 2019, at 4:30 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please confirm effectiveness with our counsel, Greenberg Traurig, LLP, by calling Joseph A. Herz at (212) 801-6926.

[Signature page follows]

Sincerely,

CONSTELLATION ALPHA CAPITAL CORP.

By:	/s/ Rajiv Shukla
Name:	Rajiv Shukla
Title:	Chief Executive Officer

cc:	Joseph A. Herz, Esq.

[Signature Page to Acceleration Request]